 Exhibit 99.1

Sound Group Inc. (Formerly LIZHI INC.) Announces Corporate Name and Ticker Symbol Change

Singapore, Jan. 25, 2024 (GLOBE NEWSWIRE) – Sound Group Inc., formerly known as LIZHI INC. (“Sound Group” or the “Company”), a global audio-centric social and entertainment company, today announced the results of its Extraordinary General Meeting of Shareholders held on January 25, 2024, in Singapore, where it adopted a special resolution to approve its name change from “LIZHI INC.” to “Sound Group Inc.”.

As previously announced, the Company will also change the ticker symbol of its American depositary shares listed on the Nasdaq Capital Market from “LIZI” to “SOGP.” The American depositary shares of the Company, each representing two hundred (200) Class A ordinary shares, par value US$0.0001 per share, will commence trading under the new ticker symbol at the market opening on January 25, 2024.

“Our new corporate name and ticker symbol embody our mission and vision: building the world’s largest audio platform to better connect and communicate,” said Mr. Jinnan (Marco) Lai, Founder and CEO of Sound Group. “As we venture into 2024, we remain committed to steadfastly executing our globalization strategy, propelling product innovations, and unlocking sustainable value for our users and shareholders in 2024 and beyond.”

The name and ticker symbol changes will not affect shareholders’ rights, the Company’s operations, or its financial position. The Company does not intend to change its financial strategy or financial reporting as a result of this announcement.

About Sound Group Inc. (formerly known as LIZHI INC.)

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Brandi Piacente
Tel: +1-212-481-2050

E-mail: soundgroup@tpg-ir.com